ULTIMUS MANAGERS TRUST

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

FILED VIA EDGAR

June 28, 2022

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:       Ultimus Managers Trust (the “Trust”)

File Nos. 333-180308 and 811-22680

Ladies and Gentlemen:

The Trust hereby submits for filing under the Securities Act of 1933, rule 485(a)(2) thereunder, and the Investment Company Act of 1940, each as amended, the electronic version of the Trust’s Post-Effective Amendment No. 219 (the “Amendment”) to its Registration Statement on Form N-1A.

The Amendment is being filed for the purpose of adding new series: Westwood Salient Global Real Estate Fund, Westwood Salient Select Income Fund, Westwood Broadmark Tactical Growth Fund, Westwood Salient MLP & Energy Infrastructure Fund, and Westwood Broadmark Tactical Plus Fund (the “Funds”).

The Funds are (i) substantially similar to the Salient Global Real Estate Fund, Salient Select Income Fund, and Salient Tactical Growth Fund of Forward Funds that are current registered as series in “Forward Funds” (1940 Act Registration No. 811-06722) and the Salient MLP & Energy Infrastructure Fund and Salient Tactical Plus Fund that are current registered as series in “Salient MF Trust” (1940 Act Registration No. 811-22678) and (ii) being registered in the Trust in advance of potential reorganization later in 2022. Once these Funds are effective within the Trust, the Trust is expected to file a Form N-14 to begin the reorganization process.

If you have any questions, please contact me at: (513) 326-3557.

Very truly yours,

/s/ Khimmara Greer

Khimmara Greer

Secretary of the Trust